UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38506

GreenSky, Inc.

(Exact name of registrant as specified in its charter)

5565 Glenridge Connector Suite 700

Atlanta, Georgia 30342

(678) 264-6105

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

On March 29, 2022, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of September 14, 2021, by and among The Goldman Sachs Group, Inc., a Delaware corporation, Goldman Sachs Bank USA, a bank organized under the laws of the State of New York (“GS Bank”), Glacier Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of GS Bank (“Merger Sub 1”), Glacier Merger Sub 2, LLC, a Georgia limited liability company and wholly owned subsidiary of GS Bank (“Merger Sub 2”), GreenSky, Inc. (the “Registrant”) and GreenSky Holdings, LLC, a Georgia limited liability company and subsidiary of the Registrant (“GreenSky Holdings”), (i) the Registrant merged with and into Merger Sub 1 (the “Company Merger”), with Merger Sub 1 surviving the Company Merger as a wholly owned subsidiary of GS Bank (such surviving entity, “Surviving LLC 1”), and (ii) Merger Sub 2 merged with and into GreenSky Holdings (the “Holdings Merger” and, together with the Company Merger, the “Mergers”), with GreenSky Holdings surviving the Holdings Merger as a subsidiary of GS Bank and Surviving LLC 1. Following the consummation of the Mergers, Surviving LLC 1 merged with and into GreenSky Holdings, with GreenSky Holdings continuing as the surviving entity and as a wholly owned subsidiary of GS Bank.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 8, 2022

GREENSKY, INC.

By:	/s/ Thomas S. Riggs
Name: Thomas S. Riggs Title: Authorized Person